United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale releases its first Sustainability-Related Financial Information Report

Rio de Janeiro, June 2nd, 2025 – Following the press releases dated May 29, 2024[1], and May 28, 2025[2], Vale S.A. (“Vale” or the “Company”) publicly releases its first Sustainability-Related Financial Information Report (“Report”). The Company is among the first organizations worldwide, and the first in Brazil, to prepare the document in accordance with the IFRS Sustainability Disclosure Standards, issued by the International Sustainability Standards Board (“ISSB”), as well as the CBPS Sustainability Disclosure Statements, issued by the Brazilian Sustainability Committee (“CBPS”).

The Report’s release by Vale is voluntary, aligned with the beneficial prerogative established by the Comissão de Valores Mobiliários (“CVM”), at the same time representing an advance of 2 (two) years regarding the obligations provided for in CVM Resolution No. 193/23, as amended.

“This report underscores Vale’s strategic readiness to lead in sustainable mining, uniquely positioned to contribute to global decarbonization efforts while advancing toward becoming a benchmark in long-term value creation. This disclosure also highlights Vale’s commitment to achieving its emission reduction targets through transparent and responsible actions, pragmatically investing in the execution of its climate strategy and advancing sustainability best practices”, states Gustavo Pimenta, CEO of Vale.

The report outlines Vale's strategy for addressing climate change and details the risks and opportunities associated with the issue. Significant opportunities for the company include increased demand for iron ore products with the potential to reduce carbon emissions from the steel industry and the growing demand for metals for the energy transition, such as nickel and copper.

The report states that Vale has invested R$ 7.4 billion in decarbonization initiatives since 2020, including R$ 1.38 billion in 2024. As part of its climate strategy, the Company has the goals of reducing scope 1 and 2 greenhouse gas emissions by 33% by 2030, compared to the 2017 base year, and achieving zero net emissions by 2050. Vale also seeks to reduce Scope 3 net emissions, related to its value chain, by 15% by 2035.

Vale's early adoption of the IFRS Sustainability Disclosure Standards reflects the ongoing evolution of its climate and sustainability disclosures, as well as its commitment to transparency regarding its practices, including those connected to its financial statements.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

[1] With the title “Vale informs voluntary adoption of the ISSB international standard”, and available here.

[2] With the title “ Vale informs the filing date of its Sustainability-related financial disclosures report”, available here.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 02, 2025		Director of Investor Relations